Exhibit 16.1

LETTER FROM LARRY O'DONNELL CPA, P.C.

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We previously served as the independent registered accountant for Camelot Corporation (the "Corporation"). On May 13, 2005 we were dismissed as independent accountants of the Corporation. We have read the Corporation's statements included under Item 4.01 of its Form 8-K for May 13, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the Corporation's board of directors approved the dismissal of Larry O'Donnell CPA, P.C. and approved the retaining of Comiskey & Company as the Corporation's independent registered accounting firm.

/s/  [ LARRY O'DONNELL CPA, P.C. ]


May 13, 2005